After the close of business on May 20, 2016, the Fund acquired the net assets of Golden Large
Cap Core Fund. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Shareholders holding Institutional
Class shares of Golden Large Cap Core Fund received
Institutional Class shares of the Fund in the reorganization.
The acquisition was accomplished by a tax-free exchange of all of the Institutional Class shares of Golden Large Cap Core
Fund for 7,161,519 Institutional Class shares of the Fund valued at $103,887,609 at an exchange ratio of 0.90. The investment portfolio of Golden Large Cap Core Fund with a fair value of $101,587,245, identified cost of $91,037,630 and unrealized gains of $10,549,615 at May
20, 2016 were the principal assets acquired by the Fund.
The aggregate net assets of Golden Large Cap Core Fund and the Fund immediately prior to the acquisition were $103,887,609 and $865,210,261, respectively. The aggregate net assets of the Fund immediately after the acquisition were $969,097,870. For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value; however, the cost basis of the investments received from Golden Large Cap Core Fund was carried forward to align ongoing reporting of the Funds realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed August 1, 2015, the beginning of the annual reporting period for the Fund, the pro forma results of operations for the year ended July 31, 2016 would have been:
Net investment income $ 7,679,055
Net realized and unrealized gains (losses) on investments $(9,371,087) Net decrease in net assets resulting from operations $(1,692,032)

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Golden
Large Cap Core Fund that have been included in the Funds
Statement of Operations since May 21, 2016.